United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies water overflows in Minas Gerais

Rio de Janeiro, January 26, 2026 – Further to the press release disclosed earlier today, Vale S.A. (“Vale” or the “Company”) clarifies that the water overflows identified in Congonhas and Ouro Preto on Sunday (25) have been contained. No one was injured, and nearby populations and communities were not affected.

The Company emphasizes that neither situation is related to Vale’s dams in the region, which remain unchanged in their stability and safety conditions and continue to be monitored 24 hours a day, seven days a week. Vale further clarifies that no mining tailings were released, only water with sediments (soil).

Vale routinely conducts preventive inspection and maintenance activities on its structures, which remain safe. These procedures are reinforced during periods of heavy rainfall. The causes of the two overflows are under investigation, and the lessons learned will be promptly incorporated into the Company’s rainfall management plans. Vale remains available to the relevant authorities to provide any necessary clarifications.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 26, 2026		Director of Investor Relations